Filed Pursuant to Rule 253(g)(2)

File No. 024-11018

OPEN PROPS INC.

(FORMERLY KNOWN AS YOUNOW, INC.)

SUPPLEMENT NO. 6 DATED JULY 20, 2021

 TO THE OFFERING CIRCULAR DATED JULY 30, 2020

This document supplements, and should be read in conjunction with, the offering circular (the “Offering Circular”) of Open Props Inc. (formerly known as YouNow, Inc.). (the “Company”) dated July 30, 2020, as it has been and may be amended or supplemented from time to time, including by Supplement No. 1 to the Offering Circular, filed with the Securities and Exchange Commission (the “SEC”) on August 3, 2020, Supplement No. 2 to the Offering Circular, filed with the SEC on August 13, 2020, Supplement No. 3 to the Offering Circular, filed with the SEC on August 24, 2020, Supplement No. 4 to the Offering Circular, filed with the SEC on February 10, 2021 and Supplement No. 5 to the Offering Circular, filed with the SEC on June 30, 2021.

Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular. This Supplement No. 6 to the Offering Circular is not complete without, and may not be delivered or used except in connection with, the Offering Circular and Supplements No. 1, 2, 3, 4 and 5 to the Offering Circular.

The purpose of this supplement is to revise the Company’s disclosure in Supplement No. 5 with respect to the addition of the Roomi App and the SuperWorld NFT Salon App to the Props Network. At this time, neither the Roomi App nor the SuperWorld NFT Salon App have joined the Props Network, and it is not certain if or when either app will join the Props Network.

The following text should be considered part of the Offering Circular:

All references in the Offering Circular to the Third Party Developer should be understood to mean the Third Party Developer, Listia Inc. and Tegger DTC Inc., unless the context otherwise requires. All references in the Offering Circular to the Third Party Developer App should be understood to mean the Third Party Developer Apps, the Listia app and the Tegger app unless the context otherwise requires. Except in Annex B, all references in the Offering Circular to “Annex B: PeerStream Plan of Props Token Usage” should be understood to mean “Annex B: Paltalk, Inc. Plan of Props Token Usage for the Camfrog App,” “Annex C: Paltalk, Inc. Plan of Props Token Usage for the Paltalk App,” “Annex D: Listia Plan of Props Token Usage for Listia App” and “Annex E: Tegger Plan of Props Token Usage for Tegger App.”

The following paragraph replaces the second paragraph under “Offering Summary – Overview” on page 1 of the Offering Circular:

There are currently five Props Apps, all of which are designed to give Props Tokens holders these premium in-app experiences. The first such app was created by the Company and is now owned and operated by a third party. See “Description of Business—Sale of the Props Live Video App.” It is a livestreaming application, which we refer to as the “Props Live Video App.” See “Annex A: Props Live Video App Plan of Props Token Usage” for additional information. In addition, a third party app developer, Paltalk, Inc. (the “Third Party Developer”), has incorporated functionalities for Props Tokens into two apps, which we refer to as the “Third Party Developer Apps.” See “Annex B: Paltalk, Inc. Plan of Props Token Usage for the Camfrog App” and “Annex C: Paltalk, Inc. Plan of Props Token Usage for the Paltalk App” for additional information. In addition, Listia Inc. has incorporated functionalities for Props Tokens into the Listia app. See “Annex D: Listia Plan of Props Token Usage for Listia App.” Finally, Tegger DLT Inc. has incorporated functionalities for Props Tokens into the Tegger app. See “Annex E: Tegger Plan of Props Token Usage for Tegger App.” We expect these Props Apps, as well as additional apps that could join the Props Network in the future, will provide the types of functionalities described below, subject to each app’s terms and conditions:

The final two paragraphs on page 97 of the Offering Circular, which were added to the Offering Circular pursuant to Supplement No. 5 to the Offering Circular, filed with the SEC on June 30, 2021, should be considered to be deleted from the Offering Circular.

Annex F and Annex G of the Offering Circular, which were added to the Offering Circular pursuant to Supplement No. 5 to the Offering Circular, filed with the SEC on June 30, 2021, should be considered to be deleted from the Offering Circular.